Exhibit 12.1

United States Steel Corporation

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

(Unaudited)

	Nine Months Ended September 30,			Year Ended December 31,
(Dollars in Millions)	2009		2008	2008	2007	2006	2005	2004
Portion of rentals representing interest	$19		$7	$33	$32	$44	$45	$51
Capitalized interest	13		10	14	7	3	12	8
Other interest and fixed charges	123		136	179	135	123	87	131
Pretax earnings which would be required to cover preferred stock dividend requirements	-		-	-	-	10	25	23

Combined fixed charges and preferred stock dividends (A)	$155		$153	$226	$174	$180	$169	$213

Earnings-pretax income with applicable adjustments (B)	$(1,262)		$2,609	$3,203	$1,305	$1,884	$1,467	$1,687

Ratio of (B) to (A)	(a	)	17.05	14.17	7.50	10.47	8.68	7.92

(a)	Earnings did not cover fixed charges by $1,417 million.